                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              ---------------------


                         GREAT GUARANTY BANCSHARES, INC.
                                (Name of Issuer)

                              ---------------------


                         GREAT GUARANTY BANCSHARES, INC.
                                  NEW GGB, INC
                                     -AND-
                        GUARANTY BANK AND TRUST COMPANY
                      (Name of Person(s) Filing Statement)

                              ---------------------


                          COMMON STOCK, $7.50 PAR VALUE
                         (Title of Class of Securities)

                              ---------------------

                                      None
                      (Cusip Number of Class of Securities)

                              ---------------------



J. Wade O'Neal, III                       Copy to:  J. Michael Robinson, Jr.
Great Guaranty Bancshares, Inc.                     Kantrow, Spaht, Weaver & Blitzer
175 New Roads Street                                (A Professional Law Corporation)
New Roads, Louisiana 70760                          P. O. Box 2997
Phone:  (225) 638-8621                              Baton Rouge, Louisiana 70821-2997
Fax: (225) 638-5636                                 Phone: (225) 383-4703
                                                    Fax: (225) 343-0637

            (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)


This statement is filed in connection with (check the appropriate box):

a.       [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

b.       [ ]      The filing of a registration statement under the Securities
                  Act of 1933.

c.       [ ]      A tender offer.

d.       [ ]      None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

================================================================================
                                                             AMOUNT OF
TRANSACTION VALUATION*                                      FILING FEE
$421,319 .....................................              $38.76
================================================================================


* The filing fee was determined based upon the product of (a) the estimated 11,387 shares of common stock proposed to be acquired from shareholders in the merger and (b) the merger consideration of $37.00 per share of common stock (the "Total Consideration"). Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .000092 of the Total Consideration.

[X]      Check box if any part of the fee is offset as provided by Rule 0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38.76
Form or Registration No.: Preliminary Schedule 14A
Filing Party: Great Guaranty Bancshares, Inc.
Date Filed: July 8, 2002

                                  INTRODUCTION

         This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (as amended, the "Schedule 13E-3") initially filed on July 8, 2002, as amended by Amendment No. 1 filed on August 23, 2002 is being filed jointly by Great Guaranty Bancshares, Inc., a Louisiana corporation and registered bank holding company (the "Company"), Guaranty Bank and Trust Company, a Louisiana state bank (the "Bank") and, New GGB, Inc., a Louisiana corporation ("New GGB") (a newly-formed, wholly-owned subsidiary of the Company) in connection with the proposed merger (the "Merger") of New GGB, Inc. with and into the Company, with the Company being the surviving corporation to the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of June 27, 2002 (the "Merger Agreement"), between the Company and New GGB, Inc., as it may be amended from time to time.

         Upon effectiveness of the Merger, each share of the Company's common stock, par value $7.50 per share (the "Common Stock"), held of record by a shareholder who owns, as of July 15, 2002, fewer than 100 shares of Common Stock will be converted into the right to receive $37.00 in cash from the Company and
(ii) each share of the Common Stock held of record by a shareholder who owns, as of July 15, 2002, 100 or more shares of Common Stock will not be effected by the Merger and will remain outstanding.

         This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement (as amended) filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"), pursuant to which the shareholders of Great Guaranty Bancshares, Inc. will be given notice of and asked to approve the Merger and the Merger Agreement, as well as certain other matters in connection with the Company's 2002 annual shareholders' meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

                              CROSS REFERENCE SHEET

ITEM 1.  SUMMARY TERM SHEET.
(Regulation M-A 1001)

         The information set forth in the sections entitled "Summary Term Sheet" and "Questions and Answers About the Annual Meeting and the Merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.
(Regulation M-A 1002)

         (a) The information set forth (i) on page 2 of the Proxy Statement and
(ii) in the section "Proposal 1: Approval of the Merger -- General -- Great Guaranty Bancshares, Inc." in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth (i) on page 1 of the Proxy Statement and
(ii) in the sections "Summary Term Sheet -- Voting on the merger"; "Questions and Answers About the Annual Meeting and the Merger" and "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated by reference.

         (d) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated by reference.

         (e) Not applicable.

         (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
(Regulation M-A 1003(a) - (c))

         (a) (b) (c) The information set forth (i) on page 2 of the Proxy Statement and (ii) in the sections "Proposal 1: Approval of the Merger -- General -- Great Guaranty Bancshares, Inc."; "Proposal 1: Approval of the Merger -- General -- New GGB, Inc."; "Proposal 2: Election of Directors - Director nominee biographies" and "Executive Officers of the Bank" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.
(Regulation M-A 1004 (a) & (c) - (f))

         (a) (1) Not applicable.

         (a) (2) (i) The information set forth in the sections "Summary Term Sheet -- Overview"; "Summary Term Sheet -- Purpose, structure and effects of the merger"; "Questions and Answers About the Annual Meeting and the Merger" and "Proposal 1: Approval of the Merger -- Special Factors -- Structure of the merger" in the Proxy Statement is hereby incorporated herein by reference.

         (a) (2) (ii) The information set forth in the section "Summary Term Sheet -- Overview"; "Summary Term Sheet -- The merger consideration"; and "Proposal 1: Approval of the Merger -- Special Factors -- Structure of the merger" in the Proxy Statement is hereby incorporated herein by reference.

         (a) (2) (iii) The information set forth in the sections "Summary Term Sheet -- Purpose, structure and effects of the merger" and "Proposal 1: Approval of the Merger -- Special Factors --Purposes of and reasons for the merger proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (a) (2) (iv) The information set forth in the section "Summary Term Sheet - Voting on the merger"; "Additional Information About the Annual Meeting -- Vote required to approve the merger and to elect directors"; "Rights of Dissenting Shareholders" and "Material U.S. Federal Tax Consequences of the Merger" in the Proxy Statement is incorporated herein by reference.

         (a) (2) (v) The information set forth in the sections "Summary Term Sheet -- Purpose, structure and effects of the merger" and "Proposal 1: Approval of the Merger -- Special Factors -- Structure of the merger"; "Proposal 1:
Approval of the Merger -- Special Factors -- Interests of certain persons in the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Certain consequences of the merger; benefits and detriments to affiliated and non-affiliated shareholders" in the Proxy Statement is hereby incorporated herein by reference.

         (a) (2) (vi) Not applicable.

         (a) (2) (vii) The information set forth in the sections "Summary Term Sheet -- Federal income tax consequences" and "Material U.S. Federal Income Tax Consequences" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Purpose, structure and effects of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Structure of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Certain consequences of the merger; benefits and detriments to affiliated and non-affiliated shareholders"; and "Material U.S. Federal Income Tax Consequences of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Summary Term Sheet -- Dissenters' Rights"; "Rights of Dissenting Shareholders" and "Appendix C - Louisiana Revised Statutes ss.12:131" in the Proxy Statement is hereby incorporated herein by reference.

         (e) The filing person has not made any provisions in connection with the merger proposal to grant unaffiliated shareholders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

         (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(Regulation M-A 1005 (a) - (c) & (e))

         (a) Not applicable.

         (b) - (c) The information set forth in the sections "Proposal 1:
Approval of the Merger -- Special Factors -- Background of the merger proposal" and "Certain Relationships and Related Transactions" in the Proxy Statement is hereby incorporated herein by reference.

         (e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(Regulation M-A 1006 (b) & (c) (1) - (8))

         (b) The information set forth in the section "Proposal 1: Approval of the Merger -- Special Factors -- Certain consequences of the merger; benefits and detriments to affiliated and non-affiliated shareholders" in the Proxy Statement is hereby incorporated herein by reference.

         (c) (1) - (8) The information set forth in the sections "Proposal 1:
Approval of the Merger -- Special Factors -- Background of the merger proposal"; " Proposal 1: Approval of the Merger -- Special Factors -- Purposes of and reasons for the merger proposal"; "Proposal 1: Approval of the Merger -- Special Factors -- Structure of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Certain consequences of the merger; benefits and detriments to affiliated and non-affiliated shareholders" and "Proposal 2: Election of Directors" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
(Regulation M-A 1013)

         (a) The information set forth in the sections "Summary Term Sheet -- Purpose, structure and effects of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Background of the merger proposal" and "Proposal 1:
Approval of the Merger -- Special Factors -- Purposes of and reasons for the merger proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the sections "Proposal 1: Approval of the Merger -- Special Factors -- Background of the merger proposal" and "Proposal 1: Approval of the Merger -- Special Factors -- Recommendation of our board of directors" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Purpose, structure and effects of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Background of the merger proposal"; "Proposal 1:
Approval of the Merger -- Special Factors -- Purposes of and reasons for the merger proposal"; "Proposal 1: Approval of the Merger -- Structure of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Recommendation of our board of directors"; "Proposal 1: Approval of the Merger -- Special Factors -- Purposes and reasons of New GGB for the merger proposal" and "Proposal 1: Approval of the Merger -- Special Factors -- Purposes of and reasons of the Bank for the merger proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Summary Term Sheet - - Purpose, structure and effects of the merger"; "Summary Term Sheet -- Federal income tax consequences"; "Proposal 1: Approval of the Merger -- Special Factors -- Structure of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Certain consequences of the merger; benefits and detriments to affiliated and non-affiliated shareholders"; "Material U.S. Federal Income Tax Consequences of the Merger" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.
(Regulation M-A 1014)

         (a), (b) The information set forth in the sections "Summary Term Sheet -- Recommendation of our board of directors"; "Proposal 1: Approval of the Merger - Special Factors -- Background of the merger proposal"; "Proposal 1:
Approval of the Merger -- Special Factors -- Financial fairness"; "Proposal 1:
Approval of the Merger -- Special Factors -- Recommendation of our board of directors"; "Proposal 1: Approval of the Merger -- Special Factors -- Position of New GGB as to the fairness of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Position of the Bank as to the fairness of the merger" and "Appendix B -- Opinion of National Capital, L.L.C." in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Voting on the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Background of the merger proposal" and "Proposal 1: Approval of the Merger -- Special Factors -- Financial fairness" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Proposal 1 - Approval of the Merger-- Special Factors -- Background of the merger proposal"; "Proposal 1:
Approval of the Merger -- Special Factors - Financial fairness" and "Proposal 1:
Approval of the Merger -- Special Factors -- Recommendation of our board of directors" in the Proxy Statement is hereby incorporated herein by reference.

         (e) The information set forth in the sections "Summary Term Sheet - Recommendation of the board of directors" and "Proposal 1: Approval of the merger -- Special Factors -- Recommendation of our board of directors" in the Proxy Statement is hereby incorporated herein by reference.

         (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
(Regulation M-A 1015)

         (a), (b), (c) The information set forth in the sections "Summary Term Sheet -- National Capital's fairness opinion"; "Questions and Answers About the Annual Meeting and the Merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Financial fairness" and "Appendix B - Opinion of National Capital, L.L.C." in the Proxy Statement is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(Regulation M-A 1007)

         (a), (b) & (d) The information set forth in the sections "Summary Term Sheet -- The merger consideration"; "Questions and Answers about the Annual Meeting and the Merger" and "Proposal 1: Approval of the Merger - Special Factors -- Financing of the merger" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- The merger consideration" and "Proposal 1: Approval of the Merger -- Special Factors -- Expenses of the merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(Regulation M-A 1008)

         (a) The information set forth in the section "Securities Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.
(Regulation M-A 1012 (d) & (e))

         (d) The information set forth in the sections "Summary Term Sheet -- Voting on the merger" and "Proposal 1: Approval of the merger -- Special Factors -- Interests of certain persons in the merger" in the Proxy Statement is hereby incorporated herein by reference.

         (e) The information set forth in the sections "Summary Term Sheet -- Recommendation of the board of directors"; "Proposal 1 - Approval of the Merger -- Special Factors -- Recommendation of our board of directors"; "Proposal 1:
Approval of the Merger -- Special Factors -- Position of New GGB as to the fairness of the merger" and "Proposal 1: Approval of the Merger -- Special Factors -- Position of the Bank as to the fairness of the merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.
(Regulation M-A 1010(a) - (b))

         (a)(1) and (2) The information set forth in the sections "Where You Can Find More Information"; "Appendix D -- Annual Report on Form 10-KSB for the Year Ended December 31, 2001" and "Appendix E -- Quarterly Report on Form 10-QSB for the Quarter Ended March 31, 2002" in the Proxy Statement is hereby incorporated herein by reference.

         (a)(3) and (4) The information set forth in the section "Ratio of Earnings to Fixed Charges and Cash Value Per Share" in the Proxy Statement is hereby incorporated herein by reference.

         (b) Not Applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(Regulation M-A 1009)

         (a) (b) The information set forth in the section "Additional Information About the Annual Meeting -- Solicitation of proxies" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.
(Regulation M-A 1011(b))

         (b) The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto is incorporated herein by reference.

ITEM 16. EXHIBITS.
(Regulation M-A 1016(a) - (d), (f) & (g))

         (a)(i) Revised Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 28, 2002 (incorporated herein by reference to the Revised Proxy Statement).

         (a)(ii) Form of Proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement)*.

         (b) Not applicable.

         (c) Opinion of National Capital, L.L.C. (incorporated herein by reference to Appendix B of the Proxy Statement)*.

         (d) Agreement and Plan of Merger, dated as of June 27, 2002 between Great Guaranty Bancshares, Inc. and New GGB, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement)*.

         (f) Louisiana Revised Statutes ss. 12:131 (incorporated herein by reference to Appendix C to the Proxy Statement)*.

         (g) Not applicable.

* Previously filed

                                    SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2002             GREAT GUARANTY BANCSHARES, INC.

                                      By: /s/ H. T. OLINDE, JR.
                                         ---------------------------------------
                                      Name:  H. T. Olinde, Jr.
                                      Title: Chairman of the Board and President


                                   NEW GGB, INC.

                                      By: /s/ H. T. OLINDE, JR.
                                         ---------------------------------------
                                      Name:  H. T. Olinde, Jr.
                                      Title: President

                                   GUARANTY BANK AND TRUST COMPANY

                                      By: /s/ J. WADE O'NEAL, III
                                         ---------------------------------------
                                      Name:  J. Wade O'Neal, III
                                      Title: President

                                  EXHIBIT INDEX

Exhibit
Number            Description
-------           -----------
(a)(i)            Revised Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 28, 2002
                  (incorporated herein by reference to the Revised Proxy
                  Statement).

(a)(ii)           Form of Proxy card, filed with the Securities and Exchange
                  Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement)*.

(b)               Not applicable.

(c) Opinion of National Capital, L.L.C. (incorporated herein by reference to Appendix B of the Proxy Statement)*.

(d) Agreement and Plan of Merger, dated as of June 27, 2002 between Great Guaranty Bancshares, Inc. and New GGB, Inc.
                  (incorporated herein by reference to Appendix A of the Proxy
                  Statement)*.

(f) Louisiana Revised Statutes ss. 12:131 (incorporated herein by reference to Appendix C to the Proxy Statement)*.

(g)               Not applicable.

* Previously filed